October 7, 2009

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Perry J. Hindin, Esq.
          Jan Woo, Esq.

Re:	Adaptec, Inc. (“Adaptec” or “the Company”)
Definitive Additional Materials
Filed September 30 and October 2, 2009 by
Steel Partners II, L.P., et al.
File No. 000-15071

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 2, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement filed by Steel Partners on Schedule 14A on September 25, 2009.  Our responses are numbered to correspond to your comments.

1.
As requested in our comment letter dated September 15, 2009, please do not use statements, such as the following, without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Refer to Note (b) to Rule 14a-9.

•	Messrs. Sundaresh and Loarie are also two of the Legacy Directors who recently took secretive and aggressive measures to further consolidate their control of Adaptec…” (emphasis added)

October 7, 2009

•
“We cannot understand how they could expect us to make such a public acknowledgment [that the Legacy Directors did not violate any law or SEC rule] when even their own counsel would not opine that there had been no violations or breaches by the Legacy Directors.

•	The company “must agree with our reasons for removing Mr. Loarie from the Board” because the company did not renominate him for the Board.

•	“Even certain of the Legacy Directors have voiced concerns with Mr. Sundaresh’s recent poor performance.”

We acknowledge your comments.  With respect to the statement “Messrs. Sundaresh and Loarie are also two of the Legacy Directors who recently took secretive and aggressive measures to further consolidate their control of Adaptec…” on a supplemental basis we note that Messrs. Sundaresh and Loarie were part of the group of directors who met with the Company’s outside counsel prior to the board meeting held on August 27th, 2009.  These discussions were kept private from the other members of the Board and Steel Partners only learned about the subject of these discussions after the August 27, 2009 board meeting.  Steel Partners learned that at this private meeting, Messrs. Sundaresh and Loarie and the other Legacy Directors discussed their plans to reduce the size of the Board from nine members to seven and to not re-nominate two of the three directors originally elected as part of Steel Partners’ settlement with the Company.  At this meeting the Legacy Directors also discussed removing Jack Howard as Chairman of the Board.

The Board ultimately approved the Legacy Directors’ plans over the objections of the four non-Legacy Directors.  With these actions, the Legacy Directors were able to install one of their own as Chairman of the Board, eliminating the ability of the non-Legacy Directors to call a special meeting of stockholders, and to obtain supermajority representation on the Board.  Further, by effecting these actions after the nomination deadline, the Legacy Directors were able to significantly limit the ability of stockholders to oppose these actions through traditional corporate governance means, including by nominating directors for election at the 2009 Annual Meeting.  Finally, by reducing the size of the Board behind the scenes and with the aid of the Company’s counsel, the Legacy Directors were able to sidestep the Bylaws, which explicitly provide that “…no director may be removed except by the holders of a majority of the voting power of the shares then entitled to vote thereon.” (emphasis added)

With respect to the statement “We cannot understand how they could expect us to make such a public acknowledgment [that the Legacy Directors did not violate any law or SEC rule] when even their own counsel would not opine that there had been no violations or breaches by the Legacy Directors” on a supplemental basis we note that during settlement negotiations with the Company, the Company demanded that Steel Partners agree, as a condition of settling, to publicly acknowledge that the Legacy Directors have not committed any violation of laws or SEC rules, including any breach of the Company’s Bylaws, Charter and Corporate Governance Principles.  Steel Partners, before agreeing to publicly acknowledge this, requested that the Company’s counsel opine to the same.  The Company and its counsel refused.  Accordingly, we believe there is a reasonable basis for Steel Partners to question why the Company would request that Steel Partners publicly acknowledge that the Legacy Directors did not violate any law or SEC rule when the Company and its counsel was unwilling to opine to the same.

October 7, 2009

With respect to the statement “The company “must agree with our reasons for removing Mr. Loarie from the Board” because the company did not renominate him for the Board” on a supplemental basis we note that the Company did not renominate Mr. Loarie for election as a director at the 2009 Annual Meeting.  Further, the Company offered no reasons for leaving Mr. Loarie off of its slate.

Prior to the Company publicly disclosing its slate for the 2009 Annual Meeting, Steel Partners had repeatedly contented that Mr. Loarie should not be a member of the Board because of the value destruction during his tenure on the Board.  Steel Partners also questioned whether Mr. Loarie’s interests were aligned with stockholders.  The Company did not rebut Steel Partners’ contentions nor did it offer support for Mr. Loarie’s service on the Board.  Instead, soon after Steel Partners publicly disclosed its concerns with respect to Mr. Loarie, the Company filed its preliminary proxy materials disclosing that Mr. Loarie was not on its slate.  Accordingly, we believe Steel Partners has a reasonable basis for concluding that the Company agreed with its concerns with Mr. Loarie’s continued service on the Board.

With respect to the statement “Even certain of the Legacy Directors have voiced concerns with Mr. Sundaresh’s recent poor performance” on a supplemental basis we inform the Staff that that leading up to the August 26, 2009 board meeting, certain of the Legacy Directors had expressed their concerns regarding Mr. Sundaresh’s performance as CEO.

Further, to ensure their view of events were on the record, Steel Partners’ director representatives submitted the following to be included with the minutes of the Company: “At the August 26th Board meeting, Mr. Jensen [the Company’s counsel] recommended that the Board not take votes on certain matters, including matters that we [Steel Partners’ director representatives], as fiduciaries, thought should be put to a Board vote.  Mr. Jensen advised us not to do so unless absolutely necessary in order to avoid creating a record of a divided vote on the Board that might be harmful.  We proceeded to follow Mr. Jensen’s recommendation that afternoon (and specifically noted to Mr. Jensen that we were following that recommendation) by deciding not to call for a vote of confidence on the CEO after significant concerns were raised by most of the directors, including a number of the Legacy Directors, as to his management ability and performance.” (emphasis added)

2.
See our last comment above.  We note that the following statements in your soliciting material imply that the Adaptec’s director nominees will not fulfill their fiduciary duties to the Company’s shareholders.  You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis.  Refer to Rule 14a-9.  The following statements are not intended to be exclusive.

•	“While [the Legacy Directors] appear to be more concerned with entrenching themselves and protecting their own positions and compensation as directors…”

•
“Our consent solicitation is in direct response to the unprovoked and unwarranted aggressive actions by the Legacy Directors that serve only to entrench them and to disenfranchise stockholders.”  (emphasis added)

October 7, 2009

•	“A board without adequate stockholder representative that is left to proceed without accountability to the stockholders under the control of the Legacy Directors could be disastrous.”

•	“It is clear to us that there are some directors who have forgotten that their fiduciary duties of care and loyalty are to the Company’s stockholders and not the CEO.”

•	“[The Legacy Directors’] refusal only shows that the Legacy Directors do not want stockholders to have a say in the future direction of our Company.”

•
“The Legacy Directors have made a mockery out of corporate governance through their self-serving entrenchment agenda aimed at avoiding accountability for their long history of weak oversight and poor judgment.”

•	“Ask yourself if the new director nominees, who are beholden to Mr. Sundaresh, will be able to provide proper oversight and accountability.”

•
“It is clear that the Legacy Directors will say and do anything to entrench themselves and preserve Sundi Sundaresh as CEO despite his many failures.  First, they launched a hostile private attack against our director representatives aimed at diminishing our influence and blocking the democratic process.”

•	“The Legacy Directors have been making a living out of ‘gutting’ our Company.”

•	“[The Legacy Directors] have put their own selfish interests ahead of the best interests of the Company’s stockholders in making unreasonable demands designed solely to protect themselves.”

•	“[The Legacy Directors] continue to make a mockery out of corporate governance and corporate democracy.”

We acknowledge your comment.  On a supplemental basis we provide the Staff with the following information relating to the conduct of the Legacy Directors.  We believe that based on this information, Steel Partners’ has a reasonable basis for questioning certain of the actions taken by Adaptec’s directors.

Performance under the leadership of Mr. Sundaresh and the Legacy Directors

•
From 2002 until the time of the 2007 Settlement with Steel Partners, the Legacy Directors, other than Mr. Sundaresh, who was appointed to the Board in 2005, and Mr. Castor, who was appointed to the Board in 2006, oversaw: (i) the Company record an impairment charge of $69.0 million in fiscal 2002 to reduce goodwill related to its acquisition of Distributed Processing Technology Corporation, (ii) the Company record a goodwill impairment charge of $52.3 million in fiscal 2005 related to its former Channel segment, (iii) the Company record an asset impairment charges of $10.0 million in fiscal 2006 related to certain acquisition-related intangible assets for the Snap Server portion of its systems business, (iv) the Company record a goodwill impairment charge of $90.6 million in fiscal 2006 related to its DPS segment (the Company’s DPS segment included, among other products, the i/p Series RAID component business line which was acquired from IBM in fiscal 2005) and (v) the Company record an impairment charge of $13.2 million in fiscal 2007 on intangible assets related to its decision to retain and operate the Snap Systems portion of its systems business.

October 7, 2009

•
During Mr. Sundaresh’s tenure as CEO, the Company has lost over $270 million and its share price has declined approximately 40% from $4.87 when he took office to $2.91 as of the day before Steel Partners commenced the Consent Solicitation.

•
The Company incurred a loss of approximately $34 million, including goodwill write-downs, in the second half of FY09 and a loss of approximately $4.5 million in Q1 of FY10 on revenue of $21.7 million.  This is down significantly from Q1 FY08, when the Company incurred a loss of approximately $700,000, before restructuring charges, on revenue of $31.5 million.

•
Overall, during Mr. Sundaresh’s tenure as CEO, the Company has had total operating losses of approximately $270.9 million, net revenue has declined from approximately $344 million in FY 2006 to $114.8 million in FY 2009 and the Company’s enterprise value has declined from approximately $298.5 million to approximately negative $34.4 million.

•
In 2008, Mr. Sundaresh advised the Board that the Company had to acquire Aristos Corp. in order to breathe new life into the Company’s declining OEM business and to allow Adaptec to bring ASIC capabilities in-house.  Less than a year later, the Company recorded an impairment charge of $16.9 million in connection with its acquisition of Aristos.

•
Despite the Company’s poor performance under his leadership, Mr. Sundaresh recently voted against a proposal to proceed with the strategic alternative recommended by the Company’s independent financial advisor in order to press ahead with his own business plan.

The Legacy Directors’ Ownership of the Company and Compensation

•	The Legacy Directors collectively own less than 1% of the Company.

•	Joe Kennedy, who was unemployed at the time of his appointment, was appointed Chairman of the Board by the Legacy Directors and granted a salary of $8,000 a month.

•	The Legacy Directors have collected significant amounts of compensation during their tenure on the Board, including close to an average of $100,000 per year over the past three years.

•	Over the past 2 years, during which time the Company was trading at a discount to cash, the Legacy Directors purchased only 10,000 shares of common stock with their own money.

October 7, 2009

Corporate Governance Issues

•
Enclosed herewith, please find letters dated September 10, 2009 and September 24, 2009 from Steel Partners to Joseph Kennedy and the members of the Board outlining Steel Partners’ concerns with the conduct of the Legacy Directors and significant lapses in corporate governance.

•
The actions referred to in these letters took place after the advance notice deadline for the 2009 Annual Meeting, eliminating the ability of any stockholders to nominate directors for election at the 2009 Annual Meeting.

•
By reducing the size of the Board behind the scenes and with the aid of the Company’s counsel, the Legacy Directors were able to sidestep the Bylaws, which explicitly provide that “…no director may be removed except by the holders of a majority of the voting power of the shares then entitled to vote thereon.” (emphasis added)

•
Following the disclosure by three current directors, Lawrence J. Ruisi, John Mutch and Jon S. Castor, that they would not stand for re-election at the 2009 Annual Meeting, the Legacy Directors did not hire an independent, third-party executive search firm to seek out potential replacements, but instead delegated the duty to Mr. Sundaresh, usurping the responsibility of the Governance and Nominating Committee.

•
Two of the three candidates identified by Mr. Sundaresh, Paul Hansen and Gopal Venkatesh, were former employees of Adaptec and have past business relationships with Mr. Sundaresh.  The third candidate, Robert Nikl, was recommended to Mr. Sundaresh by Keith Barnes, an acquaintance of Mr. Sundaresh who is Chairman and CEO of Verigy, Ltd., Mr. Nikl’s employer.

Settlement of the Consent Solicitation

•
Steel Partners was willing to withdraw the Consent Solicitation in exchange for the Company reopening the advance notice deadline for the nomination of directors at the 2009 Annual Meeting.  The Company refused to do so unless Steel Partners agreed to (i) publicly state that the Legacy Directors had not committed any violation of laws or SEC rules, despite Company counsel’s unwillingness to opine to such a fact, and (ii) to an unwarranted 18 month standstill.

3.
We note that you continue to state that most of the “Legacy Directors approved and oversaw a string of failed acquisitions beginning in 2002 that has resulted in significant destruction of stockholder value” without clarifying whether any of the non-Legacy Directors voted for the transactions during the two years that they have served on the Board.  You may disclose the concerns voiced by the non-Legacy Directors regarding those transactions at the time, but please avoid implying that the decisions were implemented by a Board that consisted solely of the Legacy Directors.

Steel Partners confirms that it will avoid implying that the transactions during the time Steel Partners’ representatives served on the Board were approved by a Board that consisted solely of the Legacy Directors.
4.
We note that you refer to John Quicke and Jack Howard as stockholder representatives and director representatives.  As requested in our comment letters dated September 15 and September 21, 2009, in future soliciting materials, clarify your references to a “stockholder representative,” as well as a “director representative,” and discuss how these representatives differ from the other members of the Board who owe fiduciary duties to the Company.

October 7, 2009

Steel Partners confirms that in future soliciting materials it will clarify all references to a “stockholder representative” as well as a “director representative” to explain how these representatives differ from the other members of the Board who owe fiduciary duties to the Company.
On a supplemental basis we believe that it is irrelevant that Messrs. Howard and Quicke serve as Steel Partners’ representatives on the Board; their fiduciary duties are to the stockholders of the Company.  The term “stockholder representative” is in reference to the fact that they were elected as Steel Partners’ designees in connection with the 2007 Settlement.

5.
With reference to the statement that that Adaptec has suffered total operating losses of approximately $270.9 million since Mr. Sundaresh became CEO, on a supplemental basis we note that the Company suffered operating losses of $4.56 million so far in FY10, $36.360 million in FY09, $33.036 million in FY08, $38.901 million in FY07, $148.531 million in FY06 and $9.63 million following Mr. Sundaresh’s appointment as CEO in FY05.

6.
With reference to the statement that the Supreme Court of Japan subsequently rejected the Tokyo court’s assertion that Steel Partners was an abusive acquirer, Steel Partners confirms that in future soliciting materials it will not state that the Supreme Court of Japan’s decision rejected the Tokyo court’s assertion that Steel Partners was an abusive acquirer.

*     *     *     *     *

We have been fully responsive to the Staff’s comments.  The Staff is invited to contact the undersigned with any questions it may have.

Very truly yours, /s/ Steve Wolosky Steve Wolosky

Enclosure

cc:	Warren Lichtenstein
Jack Howard
John Quick